UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT.

On December 29, 2017, Si Shen was elected as a Class I director to serve for another three year term. On that same date, Alain Vincent Fontaine resigned as a director and from the committees Mr. Fontaine served on the Company’s behalf. Mr. Fontaine’s resignation did not result from any disagreement with the Company. On January 8, 2018, Du Xiangyang was appointed to fill the vacancy as an independent director and to serve of the various Company committees created from Mr. Fontaine’s resignation. Mr. Xiangyang, age 59, is a Risk Controller with a private equity fund named Shen Zhen Zhong Rui Xin Tai Fund Management Co., LTD. Previously, from April 2010 to April 2017, he served as the Manager of Operations at Guanghui Energy Company Limited as the person in charge of the company’s development research center. Mr. Xiangyang holds a degree in MBA from Xinjiang University of Finance and Economics. Mr. Xiangyang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Xiangyang had, or will have, a direct or indirect material interest.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

January 11, 2018	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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